As filed with the Securities and Exchange Commission on October 1, 2026

Securities Act File No. 333-299199

Investment Company Act File No. 811-24113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
And
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 12	☒

IVES ULTRA AI OPPORTUNITIES INC.

(Exact Name of Registrant as Specified in Charter)

600 California Street, 11th Floor

San Francisco, CA 94108
(Address of Principal Executive Offices)
(415) 349-3488
(Registrant’s Telephone Number, including Area Code)

Edward Leathers

600 California Street, 11th Floor

San Francisco, CA 94108
(Name and Address of Agent for Service)

WITH COPIES TO:

Owen J. Pinkerton, Esq.	Mitchell S. Nussbaum, Esq.
Krisztina Nadasdy, Esq.	Angela M. Dowd, Esq.
Eversheds Sutherland (US) LLP	Loeb & Loeb LLP
700 Sixth Street, NW	345 Park Avenue
Washington, DC 20001	New York, New York 10154
Tel: (202) 383-0100	Tel: (212) 407-4000
Fax: (202) 637-3593	Fax: (212) 407-4990

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans. ☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans. ☒

Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto. ☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(c) under the Securities Act. ☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act. ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-299199

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This purpose of this Post-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2MEF (Nos. 333-99199 and 811-24113) (the “Registration Statement”) is to file an exhibit. The Registration Statement was filed with respect to the registration of additional common shares of common stock, par value $0.001 per share, of Ives Ultra AI Opportunities Inc., pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the earlier effective registration statement (File Nos. 333-289446 and 811-24113), declared effective on September 29, 2026, are incorporated in this Post-Effective Amendment No. 1 to the Registration Statement by reference.

The required opinion is listed on the Exhibit Index attached to and filed with this Post-Effective Amendment No.1 to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, and the State of California on the 1st day of October, 2026.

Ives Ultra AI Opportunities Inc.

By:	/s/ Edward Leathers
Name:	Edward Leathers
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 1, 2026.

Signature	Title

/s/ Edward Leathers	Director, Chief Executive Officer, President and Secretary (Principal Executive Officer)
Edward Leathers

*	Director
Jeffrey Leathers

*	Director
Daniel Lee

*	Director
Renée Motley

*	Director
Andrew Fleiss

/s/ Daniel Hess	Principal Financial Officer and Treasurer
Daniel Hess

/s/ Edward Leathers

Edward Leathers, Attorney-in-Fact, pursuant to a power of attorney filed as Exhibit (t) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on March 2, 2026, and incorporated herein by reference.

EXHIBIT INDEX

(l)	Opinion and Consent of Miles & Stockbridge P.C.